SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____.

Commission file number: 333-33772

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

INTERACTIVE INTELLIGENCE, INC. 401(K) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTERACTIVE INTELLIGENCE, INC.
7601 Interactive Way
Indianapolis, Indiana 46278

REQUIRED INFORMATION

Item 4. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA") and the Plan's financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements and schedule are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

Financial Statements and Exhibits

(a) Financial Statements:

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2005 and 2004

Notes to Financial Statements

(b) Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)

(Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.)

(c) Signature Page

(d) Exhibits

23.1 - Consent of KPMG LLP

Report of Independent Registered Public Accounting Firm

Plan Administrator

Interactive Intelligence, Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Interactive Intelligence, Inc. 401(k) Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Plan’s net assets available for benefits as of December 31, 2005 and 2004 and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Indianapolis, Indiana

June 28, 2006

INTERACTIVE INTELLIGENCE, INC.
401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Investments:
Money market funds	$759,082	$526,741
Mutual funds, at fair value	8,775,853	7,518,641
Common stock, at fair value	229,132	248,801
Participant loans	143,442	129,126
	9,907,509	8,423,309
Accrued income	570	515
Net assets available for benefits	$9,908,079	$8,423,824

See accompanying notes to financial statements.

INTERACTIVE INTELLIGENCE, INC.
401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2005 and 2004

	2005	2004
Additions:
Contributions	$1,486,368	$1,435,895
Investment income	215,560	104,931
Net realized and unrealized appreciation in fair value of investments	601,913	589,625
Total additions	2,303,841	2,130,451
Deductions:
Benefits paid to participants	818,816	341,989
Administrative expenses	770	430
Total deductions	819,586	342,419
Net increase	1,484,255	1,788,032
Net assets available for benefits at beginning of year	8,423,824	6,635,792
Net assets available for benefits at end of year	$9,908,079	$8,423,824

See accompanying notes to financial statements.

INTERACTIVE INTELLIGENCE, INC.
401(K) SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(1) Description of the Plan

The following description of the Interactive Intelligence, Inc. 401(k) Savings Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a) General

Interactive Intelligence, Inc. (Company) established the Plan for qualifying employees effective January 1, 1996. The Plan is administered by the Company (Plan Administrator). The purpose of the Plan is to provide retirement income and other benefits to eligible employees of the Company. An employee must have reached age 21 to be eligible for participation in the Plan. If an employee has met the age requirement, the employee is eligible to participate in the Plan as of his or her first day of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b) Contributions

The Plan is a contributory defined contribution plan. Each year participants may contribute up to 50% of pretax annual compensation, as defined in the Plan, limited to a maximum as established by the Internal Revenue Service. Participants may also contribute amounts representing qualified rollovers from other qualified plans. Qualified matching and qualified non-elective employer contributions may be made as determined by the Company. The Company may also make profit sharing contributions at its discretion. The Company has made no contributions to the Plan through December 31, 2005.

(c) Vesting

Participants are immediately vested in their contributions plus the actual earnings thereon. Participants vest in Company contributions, if any, over four years.

(d) Participant Accounts

Each participant’s account is credited with the participant’s contributions and Plan earnings. The benefit to which a participant is entitled equals the participant’s vested account balance.

(e) Investment Options

Participants may direct their employee contributions to any of the investment options selected by the Plan Administrator. All investment elections are participant directed.

(f) Payment of Benefits

Benefits generally are distributed upon the participant’s termination of employment with the Company, normal retirement, disability retirement, or death. Benefits are payable in a lump-sum distribution unless otherwise elected by the participant.

(g) Participant Loans

Participants may borrow from their account a minimum of $1,000, up to a maximum of $50,000 or 50% of their vested balance. Loans generally range from one to five years. Loans are secured by the balance of the participant’s account and bear interest at rates commensurate with local prevailing rates. Principal and interest payments are made through payroll deductions.

(h) Plan Termination

The Company has not expressed any intent to terminate the Plan but has the option to do so at any time subject to the provisions of ERISA.

(i) Administrative Expenses

Expenses related to the Plan may be paid by either the Plan or the Plan Administrator; however, the Plan Administrator has typically paid for substantially all Plan expenses.

(2) Summary of Accounting Policies

(a) Investments

All investments are stated at fair value, based on quoted market prices on the last business day of the plan year. Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

(b) Contributions

Participant contributions are recorded as additions to net assets available for benefits, when withheld from the employees’ earnings.

(c) Payments to Participants

Payments to participants include withdrawals, transfers and benefits and are recorded when paid.

(d) Income Tax Status

The Plan is a proto-type plan administered by Merrill Lynch. The Internal Revenue Service has determined and informed Merrill Lynch by a letter dated June 4, 2002, that its prototype plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the opinion letter, the Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan's financial statements.

(e) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 (f) Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(3) Investments

The fair value of individual investments that represent 5% or more of the Plan net assets is as follows at December 31:

	2005	2004
Mutual funds:
Alliance Bernstein Large Capital Growth Fund Class A	--	957,141
American Cap World Growth & Income R3	645,568	--
American Growth Fund of America R3	1,311,326	--
Davis New York Venture Fund Class A	1,284,686	627,555
Franklin Small to Medium Cap Growth Class A	599,287	638,128
ING International Value Fund Class A	--	498,074
ML Global Allocation Fund Class A	558,646	--
ML S&P 500 Index Fund Class I	982,042	979,166
PIMCO Total Return Fund Class A	706,814	571,613
Van Kampen Aggressive Growth Fund Class A	1,167,203	1,075,155

Money market fund:
Merrill Lynch Retirement Reserves Money Fund	759,082	526,741

The Plan’s investments were held in trust by Merrill Lynch for the years ended December 31, 2005 and 2004. During 2005 and 2004, the Plan’s investments in the various funds (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as presented in the following table:

	2005	2004
Mutual funds	$570,499	$619,647
Common stock of Interactive Intelligence, Inc.	31,414	(30,022)
	$601,913	$589,625

(4) Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, transactions with these funds qualify as party-in-interest transactions. There have been no fees paid by the Plan for the investment management services of Merrill Lynch. In addition, the Plan investments include investments in the Company’s stock; therefore, these transactions also qualify as party-in-interest transactions.

INTERACTIVE INTELLIGENCE, INC.
401(k) SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)

December 31, 2005

Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value		Current value
Mutual fund:
Allianz RCM Global Tech Class A	2,018	shares	$78,643
American Cap World Growth & Income R3	17,716	shares	645,568
American Growth Fund of America R3	42,994	shares	1,311,326
Davis New York Venture Fund Class A	38,121	shares	1,284,686
Eaton Vance Income Fund of Boston	8,201	shares	51,832
Franklin Small to Medium Cap Growth Class A	15,888	shares	599,287
Goldman Sachs Mid Cap Value A	6,499	shares	227,463
ING Global Value Choice Fund A	17,344	shares	333,172
Lord Abbett Affiliated Fund Class	5,684	shares	79,742
MFS Utilities Fund Class A	15,483	shares	195,859
ML Bond Fund Intermediate Portfolio A *	13	shares	150
ML Global Allocation Fund Class A *	33,076	shares	558,646
ML Healthcare Fund Class A *	22,091	shares	148,895
ML Pacific Fund Class A *	2,653	shares	65,045
ML S&P 500 Index Fund Class I *	64,228	shares	982,042
Munder Micro Cap Equity	6,774	shares	292,829
PIMCO Total Return Fund Class A GM	67,316	shares	706,814
Seligman Communication & Information Fund Class A	1,709	shares	46,651
Van Kampen Aggressive Growth Fund Class A	74,155	shares	1,167,203
Total mutual funds			8,775,853

Common stock:
Interactive Intelligence, Inc. *	44,928	shares	229,132

Money market fund:
ML Retirement Reserves Money Fund *	723,589	shares	759,082

Participant loans	Interest rate range 5.00% to 10.50%		143,442
			$9,907,509

* Indicates party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERACTIVE INTELLIGENCE, INC. 401(K) SAVINGS PLAN

	By:	Interactive Intelligence, Inc. Administrative Committee
Date: June 29, 2006
/s/ Donald E. Brown, M.D.
Donald E. Brown, M.D., Member

/s/ Stephen R. Head
Stephen R. Head, Member

/s/ Debra L. Jones
Debra L. Jones, Member